UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41842

Abivax SA

(Translation of registrant’s name into English)

7-11 boulevard Haussmann

75009 Paris, France

+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On May 30, 2024, Abivax SA (the “Company”) held its ordinary and extraordinary general meeting of shareholders on May 30, 2024. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Number of shares with voting rights	61 012 501
Total number of votes	68 032 059
Number of shareholders present, represented or voting by post	132
Number of shares present, represented or voting by post	49 815 120
Number of votes present, represented or voting by post	55 747 104
Participation rate	81.65%

Ordinary General Shareholders’ Meeting		For		Against		Abstain
		Votes	%	Votes	%	Votes	%
1.	Approval of the Company’s financial statements for the financial year ended 31 December 2023	55 730 237	99.999%	494	0.001%	16 373	0.029%
2.	Approval of the Company’s consolidated financial statements for the financial year ended 31 December 2023	55 730 237	99.999%	494	0.001%	16 373	0.029%
3.	Allocation of the income for the financial year ended 31 December 2023	55 746 610	99.999%	494	0.001%	0	0.000%
4.	Approval of the agreements referred to Articles L. 225-38 et seq. of the French Commercial Code (Code de commerce)	44 083 418	79.078%	11 663 486	20.922%	200	0.001%
5.	Ratification of the cooptation of a Director (Troy Ignelzi)	55 707 725	99.930%	39 179	0.070%	200	0.001%
6.	Ratification of the cooptation of a Director (June (Lee) Kim)	55 707 725	99.930%	39 179	0.070%	200	0.001%
7.	Ratification of the cooptation of a Director (Camilla Soenderby)	55 746 324	99.999%	580	0.001%	200	0.001%
8.	Approval of the compensation items mentioned in Article L. 22-10-9 I of the French Commercial Code, pursuant to Article L. 22-10-34 of the French Commercial Code	54 504 460	97.771%	1 242 444	2.229%	200	0.001%
9.	Approval of the compensation items paid during, or allocated for, the financial year 2023 to Ms. Corinna zur Bonsen-Thomas as Chair of the Board of Directors by interim	55 594 011	99.726%	152 893	0.274%	200	0.001%
10.	Approval of the compensation items paid during, or allocated for, the financial year 2023 to Mr. Marc de Garidel as Chairman of the Board of Directors and Chief Executive Officer	44 137 875	79.175%	11 609 029	20.825%	200	0.001%
11.	Approval of the compensation items paid during, or allocated for, the financial year 2023 to Mr. Hartmut Ehrlich as Chief Executive Officer	44 056 505	79.030%	11 690 399	20.970%	200	0.001%

Ordinary General Shareholders’ Meeting		For		Against		Abstain
		Votes	%	Votes	%	Votes	%
12.	Approval of the information on corporate officers’ compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code	54 655 224	98.042%	1 091 680	1.958%	200	0.001%
13.	Approval of the compensation policy applicable to the Chairman of the Board of Directors	55 744 775	99.996%	2 129	0.004%	200	0.001%
14.	Approval of the compensation policy applicable to the Chief Executive Officer	44 256 935	79.389%	11 489 969	20.611%	200	0.001%
15.	Approval of the compensation policy applicable to the Board members	55 594 011	99.726%	152 893	0.274%	200	0.001%
16.	Authorization to be granted to the Board to purchase the Company’s own shares	44 593 043	79.992%	11 153 861	20.008%	200	0.001%

Extraordinary General Shareholders’ Meeting		For		Against		Abstain
		Votes	%	Votes	%	Votes	%
17.	Authorization to the Board of Directors to reduce share capital by cancelling treasury shares	55 444 282	99.457%	302 622	0.543%	200	0.001%
18.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, maintaining preferential subscription rights	44 183 811	79.258%	11 563 093	20.742%	200	0.001%
19.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights by way of an offer to the public, and with the ability to confer a right of priority	44 034 819	78991%	11 712 085	21.009%	200	0.001%
20.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities giving access to other equity securities or giving the right to the allocation of debt securities and/or securities giving access to equity securities, with cancellation of the preferential subscription rights in favor of a specific category of persons	44 035 900	78.993%	11 711 004	21.007%	200	0.001%

Extraordinary General Shareholders’ Meeting		For		Against		Abstain
		Votes	%	Votes	%	Votes	%
21.	Delegation of authority to the Board of Directors to carry out a capital increase, within the limit of 20% of the share capital per year, by issuing shares, equity securities conferring access to other equity securities or conferring the right to an allotment of debt securities and/or securities conferring access to equity securities, with cancellation of the preferential subscription rights by way of an offer to qualified investors or a restricted group of investors, within the meaning of Article L. 411-2, paragraph II, of the French Monetary and Financial Code (Code monétaire et financier)	44 629 521	80.057%	11 117 383	19.943%	200	0.001%
22.	Authorization to be granted to the Board of Directors in accordance with Articles L. 22-10-52, paragraph 2, and R. 22-10-32 of the French Commercial Code to set the issue price of the shares, equity securities conferring access to other equity securities or conferring the right to an allotment of debt securities and/or securities conferring access to equity securities, with cancellation of the preferential subscription rights, for the delegations of authority set forth in the 19th and 21st resolutions	44 223 534	79.329%	11 523 370	20.671%	200	0.001%
23.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares, equity securities conferring access to other equity securities or conferring the right to an allotment of debt securities and/or securities conferring access to equity securities, with cancellation of the preferential subscription rights in favor of certain categories of investors within the framework of an equity financing agreement in the United States stock market known as an “At-The-Market” or “ATM Program”	44 074 499	79.062%	11 672 405	20.938%	200	0.001%
24.	Delegation of authority to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights	44 309 207	79.483%	11 437 697	20.517%	200	0.001%
25.	Delegation of authority to the Board of Directors to increase capital by capitalizing premiums, reserves, profits or other items	55 626 350	99.784%	120 554	0.216%	200	0.001%

Extraordinary General Shareholders’ Meeting		For		Against		Abstain
		Votes	%	Votes	%	Votes	%
26.	Delegation of authority to the Board of Directors to issue shares and securities leading to a capital increase in consideration of non-cash contributions	44 073 640	79.060%	11 673 264	20.940%	200	0.001%
27.	Delegation of authority to the Board of Directors to issue shares and securities entailing a capital increase in the event of a public exchange offer initiated by the Company	44 035 041	78.991%	11 711 863	21.009%	200	0.001%
28.	Setting of the overall limits on the amount of the issues carried out pursuant to the delegations granted	55 550 917	99.648%	195 987	0.352%	200	0.001%
29.	Authorization to the Board of Directors to grant share subscription and/or purchase options (“Options”), with cancellation of the shareholders’ preferential subscription rights in favor of a specific category of persons	44 009 664	78.945%	11 737 240	21.055%	200	0.001%
30.	Delegation of authority to the Board of Directors to issue and allot ordinary share warrants (“Warrants”), with cancellation of the shareholders’ preferential subscription rights in favor of a specific category of persons	44 049 263	79.017%	11 697 641	20.983%	200	0.001%
31.	Authorization to the Board of Directors to allot free shares, whether existing or to be issued (“Free Shares”), with cancellation of the shareholders’ preferential subscription rights in favor of a specific category of persons	44 165 912	79.226%	11 580 992	20.774%	200	0.001%
32.	Setting of the overall limits on the amount of the issues carried out pursuant to the authorizations to grant Options and Free Shares and the delegations of authority in order to issue Warrants	55 704 647	99.924%	42 257	0.076%	200	0.001%
33.	Delegation of authority to the Board of Directors to carry out a capital increase by issuing shares or securities conferring access to the Company’s capital restricted to members of a company savings plan, with cancellation of the shareholders’ preferential subscription rights in favor thereof	32 655 576	58.578%	23 091 328	41.422%	200	0.001%

Ordinary General Shareholders’ Meeting		For		Against		Abstain
		Votes	%	Votes	%	Votes	%
34.	Powers for formalities	55 746 410	99.999%	494	0.001%	200	0.001%

Press Release

On June 4, 2024, the Company published a press release entitled “Abivax releases the results of its May 30, 2024 Ordinary and Extraordinary General Meeting.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit 99.1	Press Release, dated June 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Abivax SA
(Registrant)

Date: June 4, 2024	/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer